UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant’s name into English)

Level 3, 40 JohnstonStreet, Wellington 6011 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form 2007
99.2	Audit Committee Charter
99.3	Board Charter
99.4	Audited Financial Statements 2007
99.5	Management Discussion & Analysis (Annual) 2007
99.6	52-109F1 Certification of CEO
99.7	52-109F1 Certification of CFO
99.8	Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information
99.9	Form 51-101F2 – Report on Reserves Data by Independent Qualified Reserves Evaluator
99.10	Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure
99.11	Consent Letter of KPMG New Zealand
99.12	Consent Letter of Sproule International Ltd.
99.13	Technical Report relating to 51-101F2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: 28 March 2008	By:	/s/ T Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO and President